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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               dated July 11, 2005


                        Commission File Number 001-11005


                              ARACRUZ CELULOSE S.A.
                    (Exact Name as Specified in its Charter)

                             ARACRUZ CELLULOSE S.A.
                       (Translation of Registrant's Name)

                   Rua Lauro Muller, 116--40th floor, Botafogo
                      Rio de Janeiro, RJ, 22299-900, Brazil
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X    Form 40-F
                    -----            -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                        No  X
             ----                      ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    July 11, 2005

                                            ARACRUZ CELULOSE S.A.



                                            By: /s/ Carlos Augusto Lira Aguiar
                                                --------------------------------
                                                Name: Carlos Augusto Lira Aguiar
                                                Title: Chief Executive Officer

                                  EXHIBIT INDEX


Exhibit         Description of Exhibit
-------         ----------------------

99.1. Consolidated Financial Information as of June 30, 2005 and 2004 and Report of Independent Registered Public Accounting Firm